

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2017

Edwin Moses
Chief Executive Officer
Ablynx NV
Technologiepark 21
9052 Ghent/Zwijnaarde, Belgium

> **Re: Ablynx NV**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed on October 17, 2017**
> **File No. 333-220763**

Dear Dr. Moses:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed October 17, 2017

Cover Page

1.   With reference to our prior comment one in our letter dated July 17, 2017, please revise the heading above the graphic to disclose the numbers of ordinary shares you are offering rather than the dollar amount. In addition, please remove any indication throughout the prospectus that the number of ordinary shares that you disclose is not the maximum number of securities being offered, including the last two sentences in the fourth paragraph of the cover page stating that a $1.00 increase or decrease in the assumed offering price will result in a change to the ordinary shares being offered in the global offering. Refer to Item 501(b)(2) and Instruction 1 to Item 501(b)(3) of Regulation S-K.

Exhibits

2.   Please have counsel remove the assumptions in paragraph 4(j) and (k) in the legal opinion filed as Exhibit 5.1. It is not appropriate to assume any of the material facts underlying the opinion or any readily ascertainable facts. Alternatively, please explain why you believe these assumptions are appropriate. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

3.   Please explain why the qualifications contained in paragraphs 6.2 and 6.3 are necessary and appropriate to counsel's opinion. With respect to paragraph 4(m), it is unclear what powers of attorney are referenced in paragraph 3. Please advise.

4.   We refer to the first sentence of paragraph 3. It is inappropriate for counsel to place express limitations on the documents it reviewed and relied upon to render its legality opinion. Please have counsel revise this first sentence.

5.   The legal opinion filed as Exhibit 5.1 indicates that it is rendered "solely" for the information of the Addressee and is not to be "relied upon by anyone...without prior written consent." Please obtain and file a revised legal opinion that does not contain any limitation on shareholder reliance. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joe McCann at (202) 551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Mitchell S. Bloom, Goodwin Procter, LLP